DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/20/06

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

327,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

327,400
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

327,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.18%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

This statement constitutes amendment No.1 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on 2/24/2006 there were 2,485,000 shares of RHR outstanding as of 2/10/06. The percentage set forth in item 5 was derived using such number.

BIGP beneficially own an aggregate of 327,400 shares of RHR or 13.18% of the outstanding shares.

Power to dispose and vote securities lies solely with BIGP.

  c) During the past 60 days the following shares of RHR were purchased (there were no sales):

7/31/2006	11,400		20
7/27/2006	1,800		19.9
7/24/2006	44,600		19.8
7/20/2006	69,500		19.8
7/18/2006	700		19.55
7/17/2006	11,200		19.5499
6/26/2006	1,700		18.85
6/14/2006	2,600		19
6/12/2006	3,000		19.0367
6/9/2006	200		19
6/8/2006	9,300		19.05
6/7/2006	2,800		19.1


d)	BIGP is entitled to receive any dividends
 or sales proceeds.

  e)   NA

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/1/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP